FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:   (604) 484-4710

Item 2.                   Date of Material Change  October 6, 2008

Item 3.                    News Release: A news release was disseminated on October 6, 2008 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.                    Summary of Material Change: Platinum Group announced that 4,781,370 common shares have been issued, while a further 129,100 are allotted for issue, pursuant to the private placement which was completed at a price of $1.55 per share.

Item 5.
Full Description of Material Change: Platinum Group announced that $7,411,124 of a $7,611,229 non-brokered private placement announced September 26, 2008 was closed on October 3, 2008.  The balance of $200,105 is in process of closing at the time of writing.  A total of 4,781,370 common shares have been issued, while a further 129,100 are allotted for issue, pursuant to the private placement which was completed at a price of $1.55 per share.  The securities issued by way of this placement will be subject to a four-month hold period in compliance with NI 45-102. A finders fee comprised of $186,000 in cash and 60,000 shares at the offering price was paid in respect of certain of the subscriptions. The net proceeds of the placement will fund items included in the feasibility study on the Western Bushveld Joint Venture and general working capital.

As a result of the portion of the placement closed on October 3, 2008 the Company now has 67,495,617 common shares issued and outstanding and 71,348,492 on a fully diluted basis.

Item 6.	Reliance on subsection 7.1 of national Instrument 51-102	N/A

Item 7.                      Omitted Information:  N/A

Item 8.                      Executive Officer:  The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

  R. Michael Jones, President & CEO    Phone: (604) 899-5450

Item 9.	Date of Report: October 7, 2008